Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Unity Software Inc. for the registration of $1,000,000,000 2.0% Convertible Senior Notes due 2027 and any Common Stock issuable upon conversion and to the incorporation by reference therein of our reports dated February 27, 2023, with respect to the consolidated financial statements of Unity Software Inc., and the effectiveness of internal control over financial reporting of Unity Software Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Francisco, California
November 9, 2023